# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, California (CA), 90623
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0002067359
Persons authorized to receive notices and communications: Chris Kim, c/o Liminatus Pharma, Inc., 6 Centerpointe Drive #625, La Palma, California (CA), 90623, (213) 273-5453

## Reporting persons
- Valetudo Therapeutics LLC (CIK 0002067359): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,169,406; shared voting power 0; sole dispositive power 6,169,406; shared dispositive power 0; aggregate amount beneficially owned 6,169,406 (23.7% of the class)
  Comment: (1) In connection with the consummation of the transactions (the "Business Combination") contemplated by the Business Combination Agreement, dated as of November 30, 2022, (as it may be amended, supplemented or otherwise modified from time to time, the "Business Combination Agreement"), by and among Iris Acquisition Corp, a Delaware corporation ("Iris"), the Issuer (formerly known as Iris Parent Holding Corp.), Liminatus Pharma Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Liminatus Merger Sub"), SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("SPAC Merger Sub"), and Liminatus Pharma, LLC, a Delaware limited liability company ("Liminatus"), on April 30, 2025 (the "Closing Date"), the Issuer completed the Business Combination and filed an amended and restated certificate of incorporation, which, among other things, changed the Issuer's name to "Liminatus Pharma, Inc." The number reflects 6,169,406 shares of common stock, par value $0.0001 per share ("Common Stock"), of the Issuer issued upon the exchange in connection with the Business Combination of membership interests of Liminatus owned by Valetudo Therapeutics LLC. Chris Kim has voting and dispositive power over the securities owned by Valetudo Therapeutics LLC.
  
  (2) Percentage is calculated based on 26,014,633 shares of Common Stock outstanding upon consummation of the Business Combination on April 30, 2025.
- Chris Kim (CIK 0001972385): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,169,406; shared voting power 0; sole dispositive power 6,169,406; shared dispositive power 0; aggregate amount beneficially owned 6,169,406 (23.7% of the class)
  Comment: (1) Consists of 6,169,406 shares of Common Stock held of record by Valetudo Therapeutics LLC. Chris Kim is the CEO and controlling member of Valetudo Therapeutics LLC and has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Valetudo Therapeutics LLC. Mr. Kim disclaims any such beneficial ownership except to the extent of his pecuniary interest.
  
  (2) Percentage is calculated based on 26,014,633 shares of Common Stock outstanding upon consummation of the Business Combination on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, California (CA), 90623

## Item 2. Identity and Background
Name of person filing: This Statement is jointly filed by Valetudo Therapeutics LLC and Chris Kim (the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is c/o Valetudo Therapeutics LLC, 2064 Christie St., Fullerton CA 92833.
Present principal occupation or employment: Chris Kim serves as CEO and a director of the Issuer and has voting and dispositive power over the shares held by Valetudo Therapeutics LLC. The principal business of Valetudo Therapeutics LLC is M&A consulting for Korean companies and investors.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Valetudo Therapeutics LLC is a Delaware limited liability company. Chris Kim is a citizen of the U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 30, 2025, the Issuer consummated the Business Combination pursuant to the terms of the Business Combination Agreement, pursuant to which, on April 30, 2025, (i) Liminatus Merger Sub merged with and into Liminatus ("Liminatus Merger"), with Liminatus continuing as the surviving company and a wholly owned subsidiary of the Issuer and (b) simultaneously with the Liminatus Merger, SPAC Merger Sub merged with and into Iris ("SPAC Merger"), with Iris surviving the SPAC Merger as a direct wholly-owned subsidiary of the Issuer.

Pursuant to the terms of the Business Combination Agreement, upon the Closing, 6,169,406 shares of Common Stock were issued to Valetudo Therapeutics LLC in connection with the Liminatus Merger.

On April 30, 2025, the Reporting Persons entered into an amended and restated registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer granted the Reporting Persons registration rights with respect to the shares of Common Stock held by the Reporting Persons as of the date of the Registration Rights Agreement. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement or (ii) the date as of which (A) all of the Registrable Securities (as defined therein) have been sold pursuant to a resale registration statement or (B) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

On April 30, 2025, Valetudo Therapeutics LLC entered into a joinder agreement to the lock-up agreement (the "Lock-Up Agreement"), pursuant to which Valetudo Therapeutics LLC agreed that it will not be able to transfer any shares of Common Stock beneficially owned or otherwise held by it for a period that is the earlier of: (a) for one-third of the shares, six months after the Closing Date, for one-third of the shares, twelve months after the Closing Date, and for one-third of the shares, twenty-four months after the Closing Date; (b) the date on which the closing price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period; or (c) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

References to and descriptions herein of the Business Combination Agreement, the Registration Rights Agreement, the Lock-Up Agreement and the transactions occurring in connection with the closing of the Business Combination are qualified in their entirety by reference to the Business Combination Agreement, the Registration Rights Agreement, and the Lock-Up Agreement which are attached as exhibits hereto and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Chris Kim serves as Chief Executive Officer and a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of common stock and/or other securities, selling some or all of its shares of common stock and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, each of the Reporting Persons has not engaged in any transaction during the past 60 days with respect to the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Business Combination Agreement, dated November 30, 2022, as amended, by and among Iris
Acquisition Corp, Iris Parent Holding Corp., Liminatus Pharma, LLC, Liminatus Pharma Merger
Sub, Inc. and SPAC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by the Issuer with the SEC on February 7, 2025).

2 Amended and Restated Registration Rights Agreement, dated as of April 30, 2025, by and among
Iris Acquisition Corp, Iris Parent Holding Corp, Iris Acquisition Holdings LLC, Cantor Fitzgerald &
Co. and certain other parties thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Issuer with the SEC on May 6, 2025).

3 Lock-Up Agreement, dated November 30, 2022, by and among Iris Parent Holding Corp., Iris
Acquisition Holdings LLC and certain members of Liminatus Pharma, LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Issuer with the SEC on May 6, 2025).

4* Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

## Signatures
- Valetudo Therapeutics LLC: /s/ Chris Kim, Chris Kim, Chief Executive Officer (05/07/2025)
- Chris Kim: /s/ Chris Kim, Chris Kim (05/07/2025)